TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

 TSX Venture Trading Symbol: TTA

NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Inc. Announces Changes to Board of Directors

EDMONTON, ALBERTA -- (October 25, 2006) - Titan Trading Analytics Inc. (TSX VENTURE:  TTA) (OTCBB:  TITAF) (“Titan”) is pleased to announce that Dr. Harold Elke has been appointed to the board of directors.  Dr. Elke will also serve as a member of Titan’s audit committee.  Dr. Elke has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

Also, the Corporation announces the resignation of Richard J. Sharples from the board of directors.  The Corporation thanks Mr. Sharples for his contributions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Mr. Ken W. Powell

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.